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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   CALMAT CO.
                            (Name of Subject Company)

                           ALB ACQUISITION CORPORATION
                            VULCAN MATERIALS COMPANY
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                             WILLIAM F. DENSON, III
                           ALB ACQUISITION CORPORATION
                            VULCAN MATERIALS COMPANY
                               ONE METROPLEX DRIVE
                            BIRMINGHAM, ALABAMA 35209
                                 (205) 877-3204
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                             EDWARD D. HERLIHY, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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            This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on November 19, 1998 by ALB Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Vulcan Materials Company, a New Jersey corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of CalMat Co., a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of September 22, 1987, as amended as of October 26, 1992, July 22, 1997 and November 14, 1998 between the Company and First Chicago Trust Company of New York, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $31.00 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer to Purchase and the Schedule 14D-1.

ITEM 15.    CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS.

            The response to Item 15 is hereby amended and supplemented by adding thereto the following:

            On November 25, 1998, a purported class action suit was filed on behalf of Paul Green, who alleges that he is a stockholder of the Company, against the Company, the members of the Board, Parent and the Purchaser in the Delaware Court of Chancery. This complaint is captioned Paul Green v. John C. Argue, Arthur Brown, Denis R. Brown, Harry M. Conger, Rayburn S. Dezember,
A. Frederick Gerstell, Richard A. Grant, Jr., Edward A. Landry, Thomas L. Lee, Thomas M. Linden, Georgia R. Nelson, Stuart T. Peeler, CalMat Co., Vulcan Materials Co. and ALB Acquisition Corporation (the "Green Complaint"). The Green Complaint alleges, among other things, that the individual defendants abetted by Parent have breached their fiduciary duties to the Company's stockholders by failing to maximize stockholder value and by failing to make adequate disclosure. The Green Complaint seeks, among other things, an order enjoining consummation of the Offer and the Merger.

            In addition, on November 30, 1998, a purported class action suit was filed on behalf of Lauri Livingstone, who alleges that she is a stockholder of the Company, against the Company and the members of the Board in the Superior Court of the State of California for the County of Los Angeles. This complaint is captioned Lauri Livingstone v. John C. Argue, Arthur Brown, Denis R. Brown, Harry M. Conger, Rayburn S. Dezember, A. Frederick Gerstell, Richard A. Grant, Jr., William T. Huston, Edward A. Landry, Thomas L. Lee, Thomas M. Linden, Stuart T. Peeler, CalMat Co., Inc. and Does 1 through 100 (the "Livingstone Complaint"). The Livingstone Complaint alleges, among other things, that the individual defendants have breached their fiduciary duties to the Company's stockholders by failing to maximize stockholder value. The Livingstone Complaint seeks, among other things, an order enjoining consummation of the Offer and the Merger. The Company belives both the Green Complaint and the Livingstone Complaint are without merit.


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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 1998

                                    VULCAN MATERIALS COMPANY

                                    By:   /s/ William F. Denson, III
                                        Name:  William F. Denson, III
                                        Title:  Senior Vice President, Law and

                                    Secretary

                                    ALB ACQUISITION CORPORATION

                                    By: /s/ William F. Denson, III
                                        Name:  William F. Denson, III
                                        Title:  Senior Vice President, Law and
                                                Secretary

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                                  EXHIBIT INDEX

(a)(1)  --   Offer to Purchase, dated November 20, 1998.
(a)(2)  --   Letter of Transmittal.
(a)(3)  --   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Nominees.
(a)(4)  --   Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees.
(a)(5)  --   Notice of Guaranteed Delivery.
(a)(6)  --   Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.
(a)(7)  --   Text of press release issued by the Company on November 16, 1998.
(a)(8)  --   Form of Summary Advertisement dated November 20, 1998.
(c)(1)  --   Agreement and Plan of Merger, dated as of November 14, 1998, by and among the Company, the Purchaser and Parent.
(c)(2)  --   Form of Support Agreements entered into between Parent and John C.
             Argue, Arthur Brown, Denis R. Brown, Harry M. Conger, Rayburn S.
             Dezember, A. Frederick Gerstell, Richard A. Grant, Jr., Edward A.
             Landry, Thomas L. Lee, Thomas M. Linden, Georgia R. Nelson and
             Stuart T. Peeler.
(c)(3)  --   Confidentiality Agreement, dated as of September 24, 1998, between the Company and Parent.
(d)     --   Not applicable.
(e)     --   Not applicable.
(f)     --   Not applicable.

All exhibits previously filed.

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